Grayscale Securities, LLC

Statement of Financial
Condition as of
December 31, 2024

With Report of
Independent Registered
Public Accounting Firm



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SEC FILE NUMBER
8-70437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Grayscale Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

290 Harbor Drive, 4th Floor
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hugh Ross	646-915-4909	hugh@grayscale.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hugh Ross _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Grayscale Securities, LLC _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Trudie Louise Butterworth
Notary Public, State of Connecticut
My Commission Expires July 31, 2026

Notary Public

Signature:

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Grayscale Securities, LLC
Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member
Grayscale Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Grayscale Securities, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2024.

New York, New York
February 25, 2025

Grayscale Securities, LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash and Cash Equivalents	$	2,402,407
Cash Segregated in Compliance with Federal and Other Regulations		225,000
Investments, at fair value		1,310,329
Prepaid Expenses		111,811
Total Assets	$	4,049,547

Liabilities and Member's Equity

Liabilities

Payable for Customer Deposits	$	225,000
Accounts Payable and Accrued Expenses		91,384
Accounts Payable to Related Party, Net		20,100
Total Liabilities	$	336,484

Commitments and Contingencies (See Note 5)

Equity

Member's Equity	$	3,713,063
Total Liabilities and Member's Equity	$	4,049,547

See accompanying notes to financial statement.

1. Organization

Grayscale Securities, LLC ("Grayscale Securities" or the "Company") was formed as a limited liability company under the laws of the State of Delaware on June 14, 2018. As of December 31, 2024, the Company is a wholly owned subsidiary of Grayscale Investments, LLC ("Grayscale Investments" or the "Parent"), a Delaware limited liability company formed on May 29, 2013 and a wholly owned subsidiary of Digital Currency Group, Inc. ("DCG"). As a result of the Reorganization (as described in Note 7), on January 1, 2025, Grayscale Operating, LLC ("GSO"), a wholly owned subsidiary of DCG, became the parent company of Grayscale Securities. Please refer to the subsequent events discussed in Note 7 for more information.

The Company is headquartered in Stamford, Connecticut and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was approved to commence operations pursuant to its FINRA Membership Agreement on November 19, 2021. The Company did not begin operations until October 3, 2022, since which time the Company has served as an authorized participant for Grayscale Aave Trust (AAVE), Grayscale Avalanche Trust (AVAX), Grayscale Basic Attention Token Trust (BAT) (OTCQX: GBAT), Grayscale Bitcoin Cash Trust (BCH) (OTCQX: BCHG), Grayscale Bittensor Trust (TAO), Grayscale Chainlink Trust (LINK) (OTCQX: GLNK), Grayscale Decentraland Trust (MANA) (OTCQX: MANA), Grayscale Dogecoin Trust (DOGE), Grayscale Ethereum Classic Trust (ETC) (OTCQX: ETCG), Grayscale Filecoin Trust (FIL) (OTC Markets: FILG), Grayscale Horizen Trust (ZEN) (OTCQX: HZEN), Grayscale Lido DAO Trust (LDO), Grayscale Litecoin Trust (LTC) (OTCQX: LTCN), Grayscale Livepeer Trust (LPT) (OTCQX: GLIV), Grayscale MakerDao Trust (MKR), Grayscale NEAR Trust (NEAR), Grayscale Optimism Trust (OP), Grayscale Pyth Trust (PYTH), Grayscale Solana Trust (SOL) (OTCQX: GSOL), Grayscale Stacks Trust (STX), Grayscale Stellar Lumens Trust (XLM) (OTCQX: GXLM), Grayscale Sui Trust (SUI), Grayscale XRP Trust, Grayscale Zcash Trust (ZEC) (OTCQX: ZCSH), Grayscale Decentralized AI Fund LLC, Grayscale Decentralized Finance (DeFi) Fund LLC (OTCQB: DEFG), Grayscale Digital Large Cap Fund LLC (OTCQX: GDLC), and Grayscale Smart Contract Platform Ex Ethereum (ETH) Fund LLC (collectively, the "Grayscale Products"), each of which is an affiliate of the Company. In addition, effective October 3, 2022, the Company entered into a distribution and marketing agreement (the "Distribution and Marketing Agreement") with Grayscale Investments to assist in distributing the shares of the Grayscale Products, developing an ongoing marketing plan for the Grayscale Products, preparing marketing materials regarding shares of the Grayscale Products, including the content on the Grayscale Products' websites, and executing the marketing plan for the Grayscale Products. In addition, effective August 2024, the Company became the broker wholesaler of exchange traded products registered under the Securities Act of 1933 ("ETPs") that are also sponsored by Grayscale Investments and exchange traded funds registered under the Investment Company Act of 1940 ("ETFs") that are managed by Grayscale Advisors, LLC, an affiliate of the Company.

2. Summary of Significant Accounting Policies

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") as determined by the Financial Accounting Standards Board (the "FASB") within its Accounting Standards Codification ("ASC"). The following is a summary of significant accounting and reporting policies used in preparing the financial statements.

2. Summary of Significant Accounting Policies (continued)

Management's Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include short-term highly liquid investments with original maturities of three months or less and money market funds. The Company maintains its cash and cash equivalents in bank deposit and brokerage accounts whose balances may exceed federally insured limits.

Cash Segregated in Compliance with Federal and Other Regulations

Cash segregated in compliance with federal and other regulations consists of cash deposited in a special bank account for the exclusive benefit of customers related to the authorized participant services for the Grayscale Products. As of December 31, 2024, cash segregated in compliance with federal and other regulations amounted to $225,000.

Prepaid Expenses

Prepaid expenses primarily include prepaid amounts relating to various dues, fees for professional services, as well as amounts paid to regulators.

Accounts Payable and Accrued Expenses

Accounts Payable and Accrued Expenses are comprised of amounts related to accounting and legal fees accrued but not yet paid.

Investments, at Fair Value

The Grayscale Products issue Shares only in one or more blocks of 100 Shares to certain authorized participants from time to time. As an authorized participant of the Grayscale Products, the Company may be required to purchase shares of the Grayscale Products to round a creation order to a basket of 100 shares. Following a one-year holding period, Grayscale Investments intends to have shares of the Grayscale Products quoted on a secondary market. As a practical expedient, investments in Grayscale Products that are not yet quoted on a secondary market are carried at net asset value ("NAV") on the Statement of Financial Condition. Investments are recorded at fair value, with net unrealized gains and losses recognized as a component of Unrealized Gains (Losses) on Investments, Net in the Statement of Operations.

2. Summary of Significant Accounting Policies (continued)

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the 'exit price') in an orderly transaction between market participants at the measurement date.

U.S. GAAP utilizes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, these valuations do not entail a significant degree of judgment.

- Level 2 – Valuations based on quoted prices in markets that are not active or for which significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary by investment and is affected by a wide variety of factors including the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuations are based on sources that are less observable or unobservable in the market, the determination of fair value requires more judgment. Fair value estimates do not necessarily represent the amounts that may be ultimately realized by the Company. As a practical expedient, the Company estimates the fair value of certain investments in Grayscale Products that are not quoted on a secondary market by using the NAV per share of the investment as of the measurement date.

Income Taxes

The Company is a single member limited liability company treated as a disregarded entity for federal, state and local income tax purposes. The Company adopted FASB Accounting Standards Update 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, and therefore does not calculate income taxes as a separate legal entity.

2. Summary of Significant Accounting Policies (continued)

Current Expected Credit Losses

As prescribed under the FASB ASC Topic 326, *Financial Instruments, Credit Losses*, management establishes an allowance of current expected credit losses against customer contract assets and receivables, and other receivables including security deposits to reflect the net amount the Company expects to collect. Current expected credit losses for an individual or portfolio of financial instruments are measured at each reporting date based on expected credit losses over the expected life of the financial instrument and considers all available relevant, reasonable supportable information about the collectability of cash flows, including information about past events, current conditions, and future forecasts. The risk of losses is always considered, even when that risk of loss is remote. While management has based its estimate of the allowance for current expected credit losses on the best information available, future adjustments to the allowance may be necessary because of changes in the economic environment or variances between actual results and original assumptions.

The Company's revenue is primarily the Revenue from Related Party, which is comprised of fees related to the Company's distribution and marketing services, operational services, compliance services, and authorized participant services to the Grayscale Products. There was no allowance for current expected credit losses recorded as of December 31, 2024.

Recently Adopted Accounting Pronouncements

Operating Segments

In this reporting period, the Company adopted FASB Accounting Standards Update 2023-07, *Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures* ("ASU 2023-07"). Adoption of the new standard impacted financial statement disclosures only and did not affect the Company's financial position or the results of its operations. Operating segments are defined as components of an enterprise that engage in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker ("CODM") in deciding how to allocate resources and to assess performance. The Company's Chief Executive Officer is the Company's CODM. The Company is a registered broker-dealer serving as authorized participant and distribution and marketing agent of the Grayscale Products. The Company was formed for the purpose of supporting the private placement, ETP and ETF business of the Parent and affiliates. Accordingly, the Company represents a single operating segment. The CODM monitors the Company's net capital requirements and decides how to allocate capital and resources based on total equity that is reported as Member's Equity on the Statement of Financial Condition. In addition, segment assets are reflected on the accompanying Statement of Financial Condition.

3. Investments, at Fair Value

Investments consist of shares of a money market fund and shares of the Grayscale Products. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2024:

| | Fair Value Measurement Using | | | | |
	Level 1	Level 2	Level 3	Net Asset Value	Total
December 31, 2024					
Assets					
Investment in Money Market Fund[1]	$ 2,064,778	$ -	$ -	$ -	$ 2,064,778
Investment in Grayscale Funds and Trusts[2]	1,061,051	-	-	249,277	1,310,329
	$ 3,125,829	$ -	$ -	$ 249,277	$ 3,375,107

(1) Included in "Cash and Cash Equivalents" in the Statement of Financial Condition.

(2) Grayscale Products quoted on a secondary market as of December 31, 2024 are recorded using the OTC Market price. Grayscale Products not yet quoted on a secondary market as of December 31, 2024 are recorded using net asset value and are shown for purposes of reconciling to the Statement of Financial Condition.

4. Related Party Transactions

Accounts Payable to Related Party

The Company has payables due to and receivables due from the Parent associated with the Expense Allocation Agreement and Revenue from Related Party, respectively. The Company also reflects payables due to the Parent associated with any expenses of the Company paid for by the Parent. The net amount of these payables and receivables due to/from the Parent is recorded as Accounts Payable to Related Party, Net on the Statement of Financial Condition. The details of Accounts Payable to Related Party, Net for the year ended December 31, 2024 are as follows:

	December 31, 2024
Accounts Receivable from Related Party	$ 284,675
Accounts Payable to Related Party	(304,775)
Accounts Payable to Related Party, Net	$ (20,100)

4. Related Party Transactions (continued)

Investment in Shares of Grayscale Investment Products

As an authorized participant of the Grayscale Products, the Company is required to purchase shares of the Grayscale Products during the year ended December 31, 2024. As of December 31, 2024, the Company held investments in shares of Grayscale Products as follows:

Name	Total Shares	Fair Value
Grayscale Aave Trust (AAVE)	942	$ 28,872
Grayscale Avalanche Trust (AVAX)	1,255	22,264
Grayscale Basic Attention Token Trust (BAT)	992	6,954
Grayscale Bitcoin Cash Trust (BCH)	5,992	31,458
Grayscale Bittensor Trust (TAO)	1,668	14,612
Grayscale Chainlink Trust (LINK)	2,821	238,290
Grayscale Decentraland Trust (MANA)	843	10,124
Grayscale Decentralized AI Fund LLC	198	1,746
Grayscale Filecoin Trust (FIL)	2,091	115,423
Grayscale Horizen Trust (ZEN)	281	1,377
Grayscale Lido DAO Trust (LDO)	147	1,327
Grayscale Litecoin Trust (LTC)	6,750	86,333
Grayscale Livepeer Trust (LPT)	145	2,248
Grayscale MakerDao Trust (MKR)	572	5,068
Grayscale Near Trust (NEAR)	1,075	7,762
Grayscale Optimism Trust (OP)	274	2,436
Grayscale Smart Contract Ex-Ethereum (ETH) Fund LLC	267	4,061
Grayscale Solana Trust (SOL)	20,836	465,685
Grayscale Stacks Trust (STX)	893	6,724
Grayscale Stellar Lumens Trust (XLM)	2,650	97,997
Grayscale Sui Trust (SUI)	1,451	89,817
Grayscale XRP Trust	1,550	64,589
Grayscale Zcash Trust (ZEC)	898	5,164
Total		$ 1,310,329

The investment in the shares of each Grayscale Product are included in Investments, at fair value on the Statement of Financial Condition.

Investments in the Grayscale Products are restricted by a six to twelve month lock-up period. Thus, there is inherent risk in the valuation of those shares based on the market movement of the underlying digital asset.

5. Commitments and Contingencies

Indemnifications

In the normal course of business, the Company enters into certain contracts that provide a variety of indemnities in favor of third parties, such as engagement letters with advisors and consultants. In certain cases, the Company may have recourse against third parties with respect to these indemnities. The Company has had no claims or payments pursuant to these arrangements, and it believes the likelihood of a claim being made is remote. Utilizing the methodology in FASB ASC Topic 640, *Guarantees*, the Company's estimate of the value of such guarantees is de minimis, and therefore, no accrual has been made in the financial statements.

Occupancy

The Company shares office space under a cancelable Expense Allocation Agreement between the Company and the Parent, which expires when terminated by any party as set forth in the agreement.

6. Net Capital Requirements and Exemption from SEC Rule 15c3-3

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. As of November 19, 2021, FINRA approved the Company to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of the Company's aggregate indebtedness. At December 31, 2024, the Company had net capital of $2,249,627, which was $2,149,627 in excess of its minimum requirement of $100,000.

The Company is approved to rely on the exemptions from SEC Rule 15c3-3 pursuant to the exemptive provisions under paragraphs (k)(2)(i) and (k)(2)(ii). Pursuant to paragraph (k)(2)(i) of Rule 15c3-3, the Company is permitted to receive and promptly transmit customer funds in connection with private placements of trusts and funds sponsored and managed by Grayscale Investments. The Company maintains a "Special Account for the Exclusive Benefit of Customers of Grayscale Securities, LLC" for such customer funds received. Pursuant to paragraph (k)(2)(ii) of Rule 15c3-3, the Company is authorized to act as an introducing broker-dealer on a fully disclosed basis. The Company relied on the paragraph (k)(2)(i) exemption from Rule 15c3-3 as of and for the year ended December 31, 2024.

7. Subsequent Events

On January 1, 2025, Grayscale Investments consummated an internal corporate reorganization (the "Reorganization"), pursuant to which Grayscale Investments, the parent company of the Grayscale Securities, merged with and into Grayscale Operating, LLC, a Delaware limited liability company and a wholly owned indirect subsidiary of Digital Currency Group, Inc. ("GSO"), with GSO continuing as the surviving company (the "Merger").

As a result of the Merger, GSO succeeded by operation of law to all the rights, powers, privileges and franchises and became subject to all of the obligations, liabilities, restrictions and disabilities of Grayscale Investments, including with respect to the Expense Allocation Agreement, all as provided under the Delaware Limited Liability Company Act. Effective January 1, 2025, the Company is a wholly owned subsidiary of GSO.

The Reorganization did not have a material impact on the operations of the Company.